October 12, 2010

BY EDGAR, FACSIMILE (703) 813-6980 and U.S. MAIL

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Response to Comment Letter dated September 28, 2010
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 22, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Filed May 6, 2010 and August 6, 2010
File Nos. 001-08788, 002-28348 and 000-00508

NV Energy, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2010
File No. 001-08788

Dear Mr. Owings:

NV Energy, Inc. (“the Company”) has received your letter dated September 28, 2010 with respect to the review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced filings.

For your convenience, each of the numbered comments in your letter is repeated in this letter (boldface type) with the Company’s responses and supplemental information set forth immediately below each such comment.

*          *           *

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources (NVE Consolidated), page 51

Overall Liquidity, page 51

1.
We note your indication here and on page 64 that you have no significant debt maturities in 2010; however, we note that you have significant debt maturities expected in 2011.  Please confirm that you will discuss your intentions with respect to the maturity of this debt, with a view to explaining how you intend to satisfy your obligations.

Company Response:

1.
We acknowledge that we have significant debt maturities in 2011 and confirm that we will discuss our intentions with respect to such maturities in future filings when such maturities become current, in each case, with a view to explaining how we intend to satisfy such obligations.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Consolidated Balance Sheets, page 89

2.
Please disclose on the face of the balance sheets, the number of shares issued or outstanding, as appropriate and the number of shares authorized.  Also, please show in a note or the statements of common shareholders’ equity the changes in common shares for each period for which an income statement is required to be filed.  Refer to paragraph 29 of Rule 5-02 of Regulation S-X.

Company Response:

2.
In response to the Staff’s comment, the Company will revise future presentations of the balance sheet to include the number of shares issued or outstanding as appropriate and the number of shares authorized.  In addition, the Company will include the changes in common shares for each period for which an income statement is required to be filed within the consolidated statements of common shareholders equity in accordance with paragraph 29 of Rule 5-02 of Regulation S-X.

Note 8, Debt Covenant and Other Restrictions, page 129

Limits on Restricted payments, page 130

3.	Please disclose the amount of retained earnings or net income of NVE restricted or free of restrictions. Refer to paragraph (e)(1) of Rule 4-08 of Regulation S-X.

Company Response:

3.
Although the Company is subject to covenants which may restrict retained earnings or net income, as of December 31, 2009 and June 30, 2010, the amount the Company could dividend, based on the covenant calculation, was in excess of $1 billion which is more than the Company’s retained earnings and net income for all dates presented.  In the future, the Company will clarify, as applicable, that retained earnings or net income are free of restriction or disclose the amount of retained earnings or net income that are restricted.

4.
Please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by paragraphs (e)(3)(i) and (ii) of Rule 4-08 of Regulation S-X and Schedule I required by Rule 5-04 of Regulation S-X should be provided.

Company Response:

4.
In 2007, the Utilities’ credit ratings with respect to their respective senior secured debt became investment grade.  Consequently, so long as the Utilities’ senior secured debt remains investment grade, the dividend restrictions set forth in the Utilities’ financing agreements are currently suspended.  Because the Utilities’ dividend restrictions are suspended, the Company has determined that the assets of the Utilities are not restricted.  Furthermore, as stated within Footnote 8, Debt Covenant and Other Restrictions in our Form 10-K/A for fiscal year ended December 31, 2009, we believe the Federal Power Act does not prohibit the Utilities’ from paying dividends to the Company for lawful or legitimate business purposes from current year earnings, or in the absence of current year earnings, from other/additional paid-in capital accounts.  As a result, the Company believes that the Federal Power Act does not restrict the net assets of the Utilities.

Note 11, Retirement Plan and Post-Retirement Benefits, page 143

5.
Please tell us the nature of plan amendment(s) that resulted in the reduction in the benefit obligation for pension benefits for fiscal 2008.  Also, we note your disclosure of the reduction in the benefit obligation for other postretirement benefits for fiscal 2009 related to the cap of contributions to retiree medical plans.  Please tell us the nature of plan amendments(s) that accounted for the remaining reduction in the benefit obligation for other postretirement benefits for fiscal 2009.  In addition, please tell us the nature of the change in estimates that resulted in the increase to the benefit obligation for other postretirement benefits for fiscal 2008.  Finally, please consider providing additional disclosure regarding plan amendments and changes in estimates in future filings.

Company Response:

5.	In order to clarify the response for question number 5, the Company will present its response by breaking down the above into parts (a), (b), and (c) as follows:

5(a)
The nature of plan amendment(s) that resulted in the reduction in the benefit obligation for pension benefits for fiscal year 2008 were disclosed in “Plan Changes” within footnote 11, Retirement Plan and Post-Retirement Benefits of the Company’s Form 10-K/A for fiscal year ended December 31, 2009; and were the result of the following: 1) In November 2007, the Board of Directors approved a change in the plan for Management, Professional, Administrative and Technical (MPAT) employees from a traditional defined benefit pension plan to a defined benefit cash balance pension plan.  The new plan went into effect on April 1, 2008.  This change, along with market conditions and plan asset values at the time of the re-measurement of the plan obligation, increased 2008 pension expense by $2.7 million over the original estimate of $21.3 million; and, 2) Under the terms of NPC’s current contract with its bargaining unit, the pension benefits for those employees covered under that agreement were also changed from a traditional defined benefit plan to a defined benefit cash balance plan effective December 31, 2008.

In future filings and in the event future pension plan amendments occur, the Company will expand its disclosure to include the effect on pension obligation and pension expense, as applicable.

5(b)
The reduction in the benefit obligation for other postretirement benefits for fiscal year 2009 of approximately $35.5 million and described within “Plan Changes” of footnote 11, Retirement Plan and Post-Retirement Benefits of the Company’s Form 10-K/A for fiscal year ended December 31, 2009 resulted in a reduction to the Company’s liability for other postretirement benefits of $24.2 million and was not intended to describe the reduction in the benefit obligation.  As such, the reduction in liability was reported net of changes in asset values and discount rates at the re-measurement date of September 30, 2009.  The gross change in benefit obligation at the December 31 re-measurement was $35.5 million. In future filings and in the event future pension plan amendments occur, the Company will include additional disclosure regarding the nature of these events which impact other postretirement benefit obligations.

5(c)
The nature of the change in estimates that resulted in the increase to the benefit obligation for other postretirement benefits for fiscal 2008 was due to ongoing changes in plan design for several newly introduced Medicare eligible plans for the Company’s retirees.  As a result of changes in plan design, the Company was provided revised plan estimates from the plan administrator which increased its other postretirement benefit obligations for fiscal 2008 by approximately $23.5 million.  In the event future changes in estimates occur, the Company will include in its filings additional disclosure regarding the nature of these events which impact the pension benefits or other postretirement benefit obligation.

6.
Please disclose benefit obligations, plan assets, funded status and amounts recognized in the statement of financial position of NPC and SPPC or tell us why such disclosures are not applicable.  Please refer to ASC 715-30-35-69 and ASC 715-20-50.

Company Response:

6.
The Company does not believe the disclosure requirements in ASC 715-30-35-69 and ASC 715-20-50 are applicable to NPC and SPPC because the Company’s plan is a single employer plan; therefore, the disclosure requirements would be limited to the consolidated entity.  In future filings, the Company will provide clarifying language similar to the following:  “NVE has a single employer defined benefit pension and other postretirement plan covering substantially all employees of NVE and the Utilities.  NVE allocates the unfunded liability and net periodic benefit costs for its pension benefit and other postretirement benefit plans to NPC and SPPC based upon the current, or in the case of the retirees, previous, employment location.”

Note 12, Stock Compensation Plans, page 150

7.
Please disclose the method used for measuring and estimating the fair value of compensation cost from performance shares and restricted stock awards.  Please also disclose your accounting policies for recognition of compensation costs.  In addition, please disclose the following information in accordance with ASC 718-10-50-2 or tell us why such disclosure is not required:

a.
For the most recent year presented, the number and weighted-average grant date fair value of non-vested restricted stock and performance awards at the beginning and end of the year and those granted, vested and forfeited during the year;

b.	The total compensation cost for restricted stock and performance awards recognized in income;

c.	The total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized; and

d.	Awards classified as equity and those classified as liabilities.

Company Response:

7.
In future filings, the Company will provide further disclosure to clarify both our method used for measuring and estimating the fair value of compensation cost from performance shares and restricted shares and our accounting policies for recognizing compensation expense similar to the following: “As performance and restricted stock shares are accounted for as liability awards, compensation costs are measured at each balance sheet date using the Company’s closing stock price on such date.  Compensation expense is recognized ratably over a three year vesting period.  In the event the conditional criteria are not met, the awards are forfeited and the expense is reversed.”

Additionally, in future filings, the Company will follow guidance provided under ASC 718-10-50-2 for the disclosure of performance shares and restricted stock shares of the following:

a.
For the most recent year presented, the number and weighted-average grant date fair value of non-vested awards at the beginning and end of the year and those granted, vested and forfeited during the year;

b.	The total compensation cost recognized in income;

c.	The total compensation cost related to non-vested awards not yet recognized and the weighted average period over which it is expected to be recognized; and

d.	Awards classified as equity and those classified as liabilities.

Note 16, Assets Held For Sales, page 161

8.	Please tell us why you have not reported the operations of your California electric distribution and generation business in discontinued operations. Please refer to ASC 205-20-45.

Company Response:

8.
The Company did not report the operations of our California electric distribution and generation assets held for sale in discontinued operations because such assets did not meet the definition of a “component-of-an-entity” as defined in ASC 205-10-20.  The Company will include in future filings disclosure language similar to the following: “The California electric distribution and generation assets held for sale do not have cash flows that can be clearly distinguished operationally from the rest of the entity because they do not operate individually, but rather as a part of SPPC’s whole operating system, which includes all of the electric distribution and generation assets owned by SPPC.”

Definitive Proxy Statement on Schedule 14A

Proposal Number One – Election of Directors, page 6

9.
We note that Mary Lee Coleman and Jerry E. Herbst served on your Board of Directors during part of your fiscal year ended December 31, 2009.  Instruction 2 to Item 407(a) of Regulation S-K requires you to identify for each director that served during any part of your last completed fiscal year whether such director is independent under the applicable independence standard.  Please disclose such independence information for each director who served during any part of your last completed fiscal year, even if such director is not being nominated for election.

Company Response:

9.
The Company will disclose in future filings, in an appropriate section, independence information with respect to each director who served during any part of the last completed fiscal year pursuant to Instruction 2 of Item 407(a) of Regulation S-K, even if such director is no longer on the Board.  The Company notes that Ms. Coleman and Mr. Herbst were in fact independent in 2009, as well as in prior years when the Company did disclose their independence in the proxy statements relating to those years.

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Short-Term Incentive Plan (STIP), page 31

10.
Please disclose how your achievement of the corporate goals and each NEO’s achievement of his individual goals resulted in such NEO’s payout under the STIP.  For each NEO, please explain how a Financial Performance score of 1.26, a Customer Perception score of 0.85, an MPAT KPI score of 2.94 and the achievement, or non-achievement, of such NEO’s individual performance objectives resulted in such NEO’s payout of 83.7% in the case of Mr. Yackira, or 79%, in the case of each other NEO, of such NEO’s targeted STIP award.

Company Response:

10.
Each of the three corporate goals is given a score ranging from a low of 0.0 to a high of 4.0, with 2.0 being “on target.”  Those scores are converted into a percentage that represents the portion of the target payout to be awarded, as set forth in the following table (with percentages proportionately calculated for scores that are decimals):

Score	Performance	% of Target Payout
0	Off Target	0%
1	Below Target	50%
2	On Target	100%
3	Above Target	125%
4	Well Above Target	150%

The following table shows the conversion of the three Corporate Goal scores for 2009 that are set forth in the proxy statement into the percentage of target payout, as well as the composite score for those three Corporate Goals collectively:

Corporate Goal	Weighting	Score	% of Target Payout
Financial Performance	26%	1.26	63.0%
Customer Perception	26%	0.85	42.5%
Key Performance Indicators	23%	2.94	123.5%
Corporate Composite Score (Weighted Average):			74.45%

The Individual Performance Objectives for each NEO are scored on the same 0.0 to 4.0 scale.  The scores are determined at the discretion of the Compensation Committee as described in the response to Comment No. 12 below.  The percentage related to each such score, as set forth in the first table above, is multiplied by the Individual Performance target amount (i.e., 25% of the applicable target percentage of base salary, which target percentages are described in detail on page 32 of the Company's proxy statement) and then multiplied by the Corporate Composite Score (i.e., 74.45%).  For 2009, Mr. Yackira received a 4.0 (150% of target payout) for his Individual Performance Objectives; Mr. Ceccarelli, a 2.5 (113% of target payout); Mr. Denis, a 3.3 (133% of target payout); and Mr. Kaleta, a 3.1 (128% of target payout).  Thus, the total weighted composite score under the STIP (that is, the three Corporate Goal scores and the Individual Performance score) in 2009 resulted in 83.7% of target STIP being awarded to Mr. Yackira, 76.9% to Mr. Ceccarelli, 80.6% to Mr. Denis, and 79.6% to Mr. Kaleta.  In future filings, the Company will disclose the information, consistent with the foregoing, as to how it calculates the Individual Performance component of STIP and how the four elements of STIP result in each NEO’s payout and will include a table similar to the following:

Name	Base Salary	STIP Target	CORPORATE GOALS			Composite Corporate Award (75%)	INDIVIDUAL PERFORMANCE AWARD		TOTAL STIP AWARD	Award as Percentage of STIP Target
			Financial Performance (Target 26%)	Customer Perception (Target 26%)	KPI (Target 23%)		Rating	Award (Target 25%)

Michael W. Yackira	$700,000	95%	$108,927	$73,483	$188,893	$371,303	4.0	$185,660	$556,962	83.7%
Jeffrey L. Ceccarelli	$368,000	55%	$33,153	$22,365	$57,492	$113,010	2.5	$42,569	$155,600	76.9%
Roberto R. Denis	$345,000	55%	$31,081	$20,967	$53,899	$105,947	3.3	$46,972	$152,900	80.6%
Paul J. Kaleta	$365,000	55%	$32,883	$22,183	$57,023	$112,089	3.1	$47,827	$159,900	79.6%

The Company also notes that in its proxy statement, it described the percentage of STIP target awarded to Messrs. Ceccarelli, Denis and Kaleta as approximately 79%, which was in fact the average of their three scores.  In future filings, the Company will disclose more precisely the percentage of STIP target awarded to each NEO.

11.
We note that achievement of corporate goals accounts for 75% of each NEO’s STIP payout, and within corporate goals, Financial Performance and Customer Perception is each weighted at 35% and Corporate Performance is weighed at 30%.  Based on such weighting, the overall weight assigned to Financial Performance and Customer Perception should be 26.25% (75% of 35%) and to Corporate Performance should be 22.5% (75% of 30%).  Please explain to us why each of Financial Performance, Customer Perception and Corporate Performance is assigned a 26% overall weight based on the tables on pages 33, 34 and 35, respectively.

Company Response:

11.
The Company actually weighted Financial Performance, Customer Perception and Corporate Performance 26%, 26% and 23%.  The percentage for Corporate Performance was inadvertently shown as 26%.  The percentages that each of these three elements represented of the Corporate Goals (i.e., 35%, 35% and 30%) were actually approximations; the exact percentages were 34.66%, 34.66% and 30.66%.  In future filings, the Company will correctly and more precisely state these various percentages.

12.
Please discuss how the Compensation Committee determines each NEO’s individual performance rating and how each NEO’s achievement, or non-achievement, of such NEO’s individual performance objectives affects such NEO’s payout under the STIP.

Company Response:

12.
The individual performance objectives (“IPO”) accounted for 25% of overall target STIP for the NEO’s in 2009, as described above in the response to Comment No. 10.  The IPO’s for each NEO are established each year by the Compensation Committee, in consultation with the CEO for the NEO’s other than the CEO.  In addition, each NEO’s IPO’s are discussed and developed with the NEO.  These IPO’s are areas of focus, based on each NEO’s particular job responsibilities, intended to be closely tied to corporate objectives, strategic plans and corporate key performance indicators.  The various elements of an NEO’s IPO’s are not given a fixed value or specific weight and include qualitative elements.  The CEO discusses and reviews progress against the IPO’s with the NEO’s during the course of the year.  At the end of the year, IPO scores are determined by the Compensation Committee, with input from the CEO, other than with respect to himself.  These determinations are based on the discretion of the CEO and Compensation Committee in reliance on their review and understanding of the business and the role and performance of the NEO’s over the period.

As described above in the response to Comment No. 10, the IPO’s were scored for each NEO on a range from a low of 0.0 to a high of 4.0, with 2.0 being “on target.”  As noted above, Mr. Yackira received a 4.0 for his Individual

Performance Objectives as the Compensation Committee felt that he performed well above average with respect to his IPO’s, as well as other qualitative elements, which focused on the areas set forth in the proxy statement.  Based on performance against their IPO’s deemed to be above average, Mr. Ceccarelli received a 2.5; Mr. Denis, a 3.3; and Mr. Kaleta, a 3.1.  The scores were then converted into percentages, as described in the response to Comment No. 10, that were used in calculating that portion of STIP.  The Company will include information in future filings about how the Compensation Committee and CEO determined each NEO's IPO rating and how that rating affected each NEO's payout under the STIP.

Grants of Plan-Based Awards, page 46

13.
Please disclose, by footnote or otherwise, how you determined the “Target” payout under your Short-Term Incentive Plan for each NEO.  Additionally, based upon your disclosure on page 32, it appears that payouts under your Short-Term Incentive Plan are subject to a maximum amount of 150% of the NEO’s target percentage.  As a result, it is unclear why those amounts have not been reflected in the table.  Please revise or advise.

Company Response:

13.
The dollar figures presented with respect to the Short-Term Incentive Plan in the Grants of Plan-Based Awards table were the actual amounts paid, not the “Target.”  In future filings, the Company will present the threshold, target and maximum awards, to the extent applicable, even if the actual awards have been previously determined and paid.

Directors’ Compensation, page 54

14.
Please confirm that the amounts listed opposite of each director’s name under the column “Stock Awards” reflect the shares of your common stock paid as an annual retainer pursuant to your Non-Employee Director Stock Plan.  Please also confirm that such amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required per Item 402(k)(iii) of Regulation S-K.

Company Response:

14.
The Company confirms that the amounts listed in the “Stock Awards” column reflect shares of common stock paid as annual retainers under the Non-Employee Director Plan.  In future filings, the Company will clarify by footnote that the amounts in this column relate to the annual retainers under the Non-Employee Director Plan.  The amounts represented in the “Stock Awards” column were calculated using ASC 505-50, rather than FASB ASC Topic 718, resulting in an increased aggregate valuation for all directors of $62,497 than if calculated under Topic 718.  In future filings, the Company will compute amounts in accordance with FASB ASC Topic 718, and will so note in a footnote.

Audit Committee Report, page 58

15.
In the first paragraph, third sentence, you state that a written code of ethics applies to all of your officers and employees.  The copy of the Code of Ethics published on your website states that it applies only to your Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer.  Please advise as to whether your code of ethics applies to all employees or only to the three aforementioned employees.

Company Response:

15.
The Company has two codes of ethics—one of which applies to the chief executive officer, the chief financial officer and the chief accounting officer and is referred to on our website as the “Code of Ethics,” and the other of which applies to all employees and is referred to on our website as “Standards of Conduct—The Power of Integrity.”  In future filings, the Company will be more specific in its references to its codes of ethics.

Independent Public Accountants, page 62

16.
Please disclose the aggregate fees billed in each of your last two fiscal years for professional services rendered by your principal accountant for tax compliance, tax advice and tax planning.  Please also describe the nature of the services comprising such fees.  See Part III, Item 14(3) of Form 10-K.  We note your disclosure in the fifth full paragraph on page 63 that fees for tax services during 2009 were pre-approved.

Company Response:

16.
In 2009, no fees were billed for services rendered by the Company’s principal accountant for tax compliance, tax advice or tax planning.  In 2008, aggregate fees of $64,000 were billed by the Company’s principal accountant for such services.  These fees were included in the table in the row entitled “All Other Fees,” as disclosed in the related footnote.  In future filings, the Company will present any such fees in a separate row in the table entitled “Tax Fees” in accordance with Item 9 of Schedule 14A and Part III, Item 14(3) of Form 10-K, including footnote disclosure about the nature of the services.  The audit committee did pre-approve tax services for 2009, as noted on page 63, but none were actually incurred.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Exhibit 32.4

17.
Please amend your Form 10-Q to re-file this exhibit and reference the correct report in the first sentence of the certification.  The proper reference should be to the Form 10-Q for the applicable fiscal quarter and not the Form 10-K, as amended by the Form 10-Q for the applicable fiscal quarter.

Company Response:

17.	As requested, the Company will amend its Form 10-Q to re-file this exhibit and refer only to the Form 10-Q for the Quarter Ended March 31, 2010 in the first sentence of the certification.

Form 10-Q for Fiscal Quarter Ended and June 30, 2010

Exhibits 10.2 and 10.3

#
We note that the copies of the Revolving Credit Facilities filed as Exhibits 10.2 and 10.3 do not include the exhibits and schedules.  Please re-file complete copies of such Revolving Credit Facilities, including the exhibits and schedules, with your next periodic report.  See Item 601(b)(10) of Regulation S-K.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

18.
We note that the Revolving Credit Facilities filed as Exhibits 10.2 and 10.3 have been executed by you and the counterparties, but they do not include conformed signatures.  With respect to any document that you execute in the future and file with us as an exhibit, please include a conformed signature in the appropriate section of such document to show that such document has been executed.  See Rule 302(a) of Regulation S-T.

Company Response:

18.
The Company will re-file in the amended Form 10-Q for the Fiscal Quarter ended March 31, 2010 (described in the response to question 19 below) complete copies of our Revolving Credit Facilities previously filed as Exhibits 10.2 and 10.3, to include the exhibits, schedules, and conformed signatures.  Furthermore, the Company acknowledges Rule 302(a) of Regulation S-T and will include conformed signatures in the appropriate sections of any future documents filed as an exhibit.

Exhibit 32.4

19.
Please amend your Form 10-Q to re-file this exhibit and reference the correct report in the first sentence of the certification.  The proper reference should be to the Form 10-Q for the applicable fiscal quarter and not to the Form 10-K, as amended by the Form 10-Q for the applicable fiscal quarter.

Company Response:

19.	As requested, the Company will amend its Form 10-Q to re-file this exhibit and refer only to the Form 10-Q for the Quarter Ended June 30, 2010 in the first sentence of the certification.

*          *           *

In providing the above referenced responses, the Company makes the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (702) 402-5690 if you have additional questions or comments.

Sincerely,

/s/ Paul J. Kaleta
Paul J. Kaleta
Corporate Sr. Vice President
General Counsel

Cc:	Charles Lee
Mara Ransom